UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Amendment No. 1

Castle Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

14843C105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 14843C105	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MGC Venture Partners 2013 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,526
	6	SHARED VOTING POWER 501,884
	7	SOLE DISPOSITIVE POWER 1,526
	8	SHARED DISPOSITIVE POWER 501,884

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 503,410
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%(1)
12	TYPE OF REPORTING PERSON* OO

(1)

Based on 23,844,426 shares of common stock outstanding as of December 15, 2020, as reported in the Issuer’s prospectus supplement, dated December 15, 2020, to a base prospectus, dated December 14, 2020, included in the Company’s effective shelf registration statement on Form S-3 (File No. 333-251331), which was filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CUSIP NO. 14843C105	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MGC Venture Partners 2013, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 501,884
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 501,884

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,884
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%(1)
12	TYPE OF REPORTING PERSON* PN

(1)

Based on 23,844,426 shares of common stock outstanding as of December 15, 2020, as reported in the Issuer’s prospectus supplement, dated December 15, 2020, to a base prospectus, dated December 14, 2020, included in the Company’s effective shelf registration statement on Form S-3 (File No. 333-251331), which was filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CUSIP NO. 14843C105	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MGC Venture Partners 2018 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 125,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 125,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%(1)
12	TYPE OF REPORTING PERSON* OO

(1)

Based on 23,844,426 shares of common stock outstanding as of December 15, 2020, as reported in the Issuer’s prospectus supplement, dated December 15, 2020, to a base prospectus, dated December 14, 2020, included in the Company’s effective shelf registration statement on Form S-3 (File No. 333-251331), which was filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CUSIP NO. 14843C105	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MGC Venture Partners 2018, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 57,599
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 57,599

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,599
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%(1)
12	TYPE OF REPORTING PERSON* PN

(1)

Based on 23,844,426 shares of common stock outstanding as of December 15, 2020, as reported in the Issuer’s prospectus supplement, dated December 15, 2020, to a base prospectus, dated December 14, 2020, included in the Company’s effective shelf registration statement on Form S-3 (File No. 333-251331), which was filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CUSIP NO. 14843C105	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MGC Venture Partners QP 2018, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 67,401
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 67,401

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,401
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%(1)
12	TYPE OF REPORTING PERSON* PN

(1)

Based on 23,844,426 shares of common stock outstanding as of December 15, 2020, as reported in the Issuer’s prospectus supplement, dated December 15, 2020, to a base prospectus, dated December 14, 2020, included in the Company’s effective shelf registration statement on Form S-3 (File No. 333-251331), which was filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CUSIP NO. 14843C105	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph C. Cook III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 112,178
	6	SHARED VOTING POWER 629,127
	7	SOLE DISPOSITIVE POWER 112,178
	8	SHARED DISPOSITIVE POWER 629,127

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,305
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (a) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%(1)
12	TYPE OF REPORTING PERSON* IN

(1)

Based on 23,844,426 shares of common stock outstanding as of December 15, 2020, as reported in the Issuer’s prospectus supplement, dated December 15, 2020, to a base prospectus, dated December 14, 2020, included in the Company’s effective shelf registration statement on Form S-3 (File No. 333-251331), which was filed with the U.S. Securities and Exchange Commission on December 14, 2020.

CUSIP NO. 14843C105	13G	Page 8 of 12 Pages

Item 1(a).	Name of Issuer.

Castle Biosciences, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

820 S. Friendswood Dr., Suite 201

Friendswood, TX 77546

Item 2(a).	Name of Person Filing.

MGC Venture Partners 2013 GP, LLC

MGC Venture Partners 2013, L.P.

MGC Venture Partners 2018 GP, LLC

MGC Venture Partners 2018, L.P.

MGC Venture Partners QP 2018, L.P.

Joseph C. Cook III

Item 2(b).	Address or Principal Business Office or, if None, Residence.

C/O Mountain Group Capital, LLC

3835 Cleghorn Ave., Suite 300

Nashville, TN 37215

Item 2(c).	Organization/Citizenship.

MGC Venture Partners 2013 GP, LLC	Delaware
MGC Venture Partners 2013, L.P.	Delaware
MGC Venture Partners 2018 GP, LLC	Delaware
MGC Venture Partners 2018, L.P.	Delaware
MGC Venture Partners QP 2018, L.P.	Delaware
Joseph C. Cook III	United States of America

Item 2(d).	Title of Class Of Securities.

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number.

14843C105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

Not Applicable.

CUSIP NO. 14843C105	13G	Page 9 of 12 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

MGC Venture Partners 2013 GP, LLC (“MGC 2013 GP”) is the general partner of MGC Venture Partners 2013, L.P. (“MGC 2013 LP”). MGC Venture Partners 2018 GP, LLC (“MGC 2018 GP”) is the general partner of MGC Venture Partners 2018, L.P. (“MGC 2018 LP”) and MGC Venture Partners QP 2018, L.P. (“MGC QP 2018 LP”). Joseph C. Cook III is a managing director of MGC 2013 GP and is a managing partner of MGC 2018 GP. As such, Mr. Cook may be deemed to have shared beneficial ownership over shares of common stock held by MGC 2013 LP, MGC 2018 LP and MGC QP 2018 LP. Mr. Cook, however, disclaims beneficial ownership of such shares of common stock, to the extent of his pecuniary interest therein.

The ownership information below represents beneficial ownership of common stock of the Issuer based on 23,844,426 shares of common stock outstanding as of December 15, 2020, as reported in the Issuer’s prospectus supplement, dated December 15, 2020, to a base prospectus, dated December 14, 2020, included in the Company’s effective shelf registration statement on Form S-3 (File No. 333-251331), which was filed with the U.S. Securities and Exchange Commission on December 14, 2020.

Person	Total Shares Of Common Stock Beneficially Owned		Percent of Class	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
MGC Venture Partners 2013 GP, LLC	503,410	(1)	2.1%	1,526	501,884	1,526	501,884
MGC Venture Partners 2013, L.P.	501,884	(1)	2.1%	—	501,884	—	501,884
MGC Venture Partners 2018 GP, LLC	125,000	(2)	0.5%	—	125,000	—	125,000
MGC Venture Partners 2018, L.P.	57,599	(2)	0.2%	—	57,599	—	57,599
MGC Venture Partners QP 2018, L.P.	67,401	(2)	0.3%	—	67,401	—	67,401
Joseph C. Cook III	741,305		3.1%	112,178	629,127	112,178	629,127

(1)	Includes shares of common stock held by MGC 2013 LP, of which MGC 2013 GP is the general partner.
(2)	Includes 57,599 shares of common stock held by MGC 2018 LP and 67,401 shares of common stock held by MGC QP 2018 LP, of which MGC 2018 GP is the general partner.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

CUSIP NO. 14843C105	13G	Page 10 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. 14843C105	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MGC Venture Partners 2013 GP, LLC
Date: February 16, 2021
	By:	/s/ Joseph C. Cook III
Name: Joseph C. Cook III
Title: Managing Member

MGC Venture Partners 2013, L.P.
Date: February 16, 2021
	By:	/s/ Joseph C. Cook III
Name: Joseph C. Cook III
Title: Managing Member of the General Partner

MGC Venture Partners 2018 GP, LLC
Date: February 16, 2021
	By:	/s/ Jason S. Ferguson
Name: Jason S. Ferguson
Title: Managing Partner

MGC Venture Partners 2018, L.P.
Date: February 16, 2021
	By:	/s/ Jason S. Ferguson
Name: Jason S. Ferguson
Title: Managing Partner of the General Partner

MGC Venture Partners QP 2018, L.P.
Date: February 16, 2021
	By:	/s/ Jason S. Ferguson
Name: Jason S. Ferguson
Title: Managing Partner of the General Partner

Date: February 16, 2021	By:	/s/ Joseph C. Cook III
Name: Joseph C. Cook III

CUSIP NO. 14843C105	13G	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Document
99.1	Joint Filing Agreement, dated February 16, 2021, among MGC Venture Partners 2013 GP, LLC, MGC Venture Partners 2013, L.P., MGC Venture Partners 2018 GP, LLC, MGC Venture Partners 2018, L.P., MGC Venture Partners QP 2018, L.P. and Joseph C. Cook III to file this joint statement on Schedule 13G.